March 21, 2014

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3611

Re:         Texas South Energy, Inc.
Form 10-K
Filed February 13, 2014
File No. 333-171064

Dear Ms. Cvrkel,

In response to your comment letter dated March 10, 2014, Texas South Energy, Inc. (the “Company,” “Texas South,” “we,” and “us”) has the following responses.

Form 10-K

Form 10-K for the Fiscal Year Ended October 31, 2013

Item 1. Description of Business, page 1

Effect of Existing or Probable Governmental Regulations on our Business, page 5

1.
We note that you disclose on page 5 that as a company with less than $1 billion in revenue during your last fiscal year, you qualify as an EGC. You also disclose that you may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In light of the fact that this appears to be the first periodic report in which you have disclosed that you qualify as an EGC, please tell us and revise to state your election under Section 107(b) of the JOBS Act:

•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please add similar disclosure within MD&A.

Securities and Exchange Commission
March 21, 2014

RESPONSE:

We have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and have revised our disclosure on page 5 to include the following:

As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

Report of Independent Registered Public Accounting Firm, page 18

2.
We note that the independent auditors report discloses that you audited the statements of operations, stockholders’ deficit, and cash flows for the year ended October 31, 2013 and for the period from March 15, 2010 (inception) through October 31, 2013. The report then discloses that you did not audit the statements of operations, stockholders’ deficit and cash flows for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage as those financial statements and cumulative totals were audited by other auditors. In light of the fact that it appears that the previous auditor also audited the balance sheet as of October 31, 2012, and the statements of operations, stockholders’ deficit and statement of cash flows for the year then ended, please revise your audit report to clearly disclose that you did not audit these financial statements as they were audited by other auditors whose audit report dated February 12, 2013 is included in this filing.

RESPONSE:

The report of independent auditors has been revised to clearly disclose that the audit of the financial statements for the period from March 15, 2010 (inception) to October 31, 2012 were audited by other auditors.

The 1st paragraph of the report of independent auditors has been revised as follows:

Securities and Exchange Commission
March 21, 2014

“We have audited the accompanying balance sheet of Texas South Energy, Inc (formerly Inka Productions Corp.) (the “Company”) as of October 31, 2013, and the related statements of operations, stockholders' deficit, and cash flows for the year ended October 31, 2013 and for the period from March 15, 2010 (inception) through October 31, 2013. We did not audit the financial statements for the period from March 15, 2010 (inception) to October 31, 2012. Those financial statements were audited by other auditors whose report dated February 12, 2013, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Our opinion, insofar as it relates to amounts included for that period is based on the report of other independent auditors, mentioned above.”

Notes to the Financial Statements

Note 8. Commitments and Contingencies, page 28

3.
We note that on October 11, 2013 you entered into a consulting agreement which included the issuance of 60,000,000 shares of common stock, $25,000 cash signing bonus and $10,000 cash compensation per month. We also note that as of October 31, 2013 the stock had not been issued and the associated expense was accrued for $1,000,000. Please explain to us how you determined or calculated the fair value of this stock based compensation expense that was accrued. In light of the transaction in which stock was issued for cash at $.05 per share in October 2013, we would expect that the shares issued in this consulting agreement would also be valued at $.05 per share. Please advise or revise accordingly.

RESPONSE:

We have revised Note 8 to properly reflect the amount accrued to be $3,000,000 as of October 31, 2013.

Note 9. Subsequent Events, page 28

4.
We note your disclosure that on January 22, 2014, you acquired a 37.5% interest in mineral rights, including the oil and gas rights and in exchange, you paid $270,000 cash and issued 2,000,000 shares of common stock. Please tell us how you are accounting for this interest acquired, including how you determined or calculated the fair value of the shares issued.

RESPONSE:

The Company will also disclose the acquisition of the 37.5% interest in mineral rights as follows:

Securities and Exchange Commission
March 21, 2014

“On January 22, 2014, the Company entered into a Contract for Sale with the owner of mineral interests in 86.69 acres in Lavaca County, Texas pursuant to which the Company acquired a 37.5% interest in the Acreage’s mineral rights, including the oil and gas rights. The Company paid the seller $270,000 in cash and issued the seller 2,000,000 shares of the Company’s common stock, valued at $100,000.

Management valued the shares at $0.05 per share based on its sales of common stock.”

The Company will disclose its policy for oil and gas properties in the Form 10-Q as of and for the three months ended January 31, 2014 as follows:

“The Company utilizes the full cost method to account for its investment in oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, professional fees incurred for the lease acquisitions, capitalized interest costs relating to properties, geological expenditures, and tangible and intangible development costs (including direct internal costs), are capitalized into the full cost pool. When the Company commences production from established proven oil and gas reserves, capitalized costs, including estimated future costs to develop the reserves and estimated abandonment costs, will be depleted on the units-of-production method using estimates of pr oven reserves. Investments in unproved properties and major development projects, including capitalized interest if any, are not depleted until proven reserves associated with the projects can be determined. If the future exploration of unproven properties is determined to be uneconomical, the amount of such properties is added to the capital costs to be depleted. As of January 31, 2014, the Company's oil and gas properties consisted of capitalized acquisition cost for mineral rights.”

Regards,

/s/ James M. Askew
James M. Askew
Chief Executive and Chief Financial Officer